THE WORLD FUNDS, INC.
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
(804) 267-7400
June 29, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 Re:              The World Funds, Inc.
File Nos. 811-8255 and 333-29289

Ladies and Gentlemen:

On May 4, 2012, The World Funds, Inc. (the “Company”) filed Post-Effective Amendment No. 83 to the Company’s Registration Statement on Form N-1A (“PEA No. 83”) pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”).  PEA No. 83 applies only to the European Equity Fund, a series of shares offered by the Company.

In connection with the review of PEA No. 83 by the staff of the Division of Investment Management of the U. S. Securities and Exchange Commission (the “Commission”), I am making the following representations on behalf of the Company.

I, John Pasco, III, the Administrator of the Company hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in PEA No. 83;

•
Staff comments or changes to disclosure in response to staff comments in PEA No. 83, which was reviewed by the staff, does not foreclose the Commission from taking any action with respect to PEA No. 83; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Questions concerning this letter or PEA No. 83 may be directed to Mrs. Karen Shupe at (804) 267-7417.

Very truly yours,

/s/ John Pasco, III
John Pasco, III
as Administrator